Veeva Systems Inc.
4280 Hacienda Dr.
Pleasanton, CA 94588

February 10, 2023

Via EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention: Claire DeLabar, Senior Staff Accountant
Kathryn Jacobson, Senior Staff Accountant

Re:    Veeva Systems Inc.
Form 10-K for the Fiscal Year Ended January 31, 2022
Filed March 30, 2022
Form 10-Q for the Quarter Ended October 31, 2022
Filed December 7, 2022
File No. 001-36121

Dear Ms. DeLabar and Ms. Jacobson:

Veeva Systems Inc. (“we” or the “Company”) hereby submits this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated January 30, 2023, relating to the Company’s Form 10-K for the fiscal year ended January 31, 2022 (the “Form 10-K”) and Form 10-Q for the quarter ended October 31, 2022 (the “Form 10-Q”).

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with our response.

Form 10-Q for the Quarter Ended October 31, 2022

Management's Discussion and Analysis of Financial Condition and Results of Operations Non-GAAP Financial Measures, page 32

1.We note that your Non-GAAP liquidity measure, Net cash provided by operating activities on a non-GAAP basis, includes an adjustment for "Impact of tax legislation." Considering that this adjustment appears to relate to required higher estimated tax payments resulting from the change in the treatment of research-and-development costs pursuant to the TCJA ("direct cash payments"), please remove this adjustment in future filings. Refer to Item 10(e)(1)(ii)(A) of Regulation S-K.

We acknowledge the Staff’s comment and will revise our disclosures of net cash provided by operating activities on a non-GAAP basis in future filings to remove the adjustment for the impact of direct tax payments resulting from the change in the treatment of research and development costs pursuant to the Tax Cuts and Jobs Act of 2017 (“TCJA”), as requested by the Staff.

Cash Flows from Operating Activities, page 34

2.We note that your cash flows from operating activities for the nine months ended October 31, 2022 were reduced as a result of certain provisions in the Tax Cuts and Jobs Act of

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2017. Additionally, you expected cash flows from operating activities to be substantially less in the fourth quarter. In your Annual Report, please discuss any material tax-related cash requirements arising from commitments or uncertainties in connection with the Tax Cuts and Jobs Act that will result in or that are reasonably likely to result in your liquidity increasing or decreasing in any material way, including the relevant time period for such cash requirements as applicable. Refer to Item 303(b)(1)(i) of Regulation S-K.

We acknowledge the Staff’s comment, and, based upon facts and circumstances available to us at the time of filing our Annual Report on Form 10-K for the fiscal year ended January 31, 2023, we will include a discussion of any material tax-related cash requirements arising from commitments or uncertainties in connection with the TCJA, including any likely material impact on our liquidity and the relevant time period for such impact, in such annual report. To the extent additional information becomes available to us, we will update our relevant disclosure in future filings based on such information.

* * * *

Please contact me if you have any questions about our response.

Sincerely yours,
Veeva Systems Inc.

/s/ Brent Bowman
Brent Bowman
Chief Financial Officer

cc:    Michele O’Connor, Chief Accounting Officer
Josh Faddis, SVP & General Counsel
Veeva Systems Inc.